Assisted Living Concepts, Inc.
111 West Michigan Street
Milwaukee, Wisconsin 53203
July 20, 2006
Michele M. Anderson
Legal Branch Chief (Mail Stop 3720)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Assisted Living Concepts, Inc.
Registration Statement on Form 10 filed on June 7, 2006
File No. 001-13498
Dear Ms. Anderson:
     Together with this letter, Assisted Living Concepts, Inc. (“we” or the “Company”) is electronically filing Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Amendment No. 1 is marked to show changes from the initial filing on Form 10 and reflects revisions made in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated July 7, 2006 (the “Comment Letter”) addressed to Laurie A. Bebo, Chief Operating Officer of the Company.
     We also are furnishing supplementally certain information requested in the Comment Letter. The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are highlighted in bold below followed by the Company’s responses. The page numbers in the bold captions refer to pages in the initial filing of the Registration Statement. The page numbers in the responses of the Company refer to pages in Amendment No. 1.

Form 10
Exhibit 99.1
1.	Please provide us with your analysis as to why the issuance of Assisted Living Concepts shares in the spin-off does not require Securities Act registration. To the extent you are relying on the guidance set forth in Staff Legal Bulletin No. 4 (CF) dated September 16, 1997, please demonstrate for us how the transaction meets the conditions under Question 4. In particular, address how the spin-off is pro rata to the Extendicare shareholders while considering that:
•	for each Multiple Voting Share held, holders of Extendicare Multiple Voting Shares can receive 1.075 shares of Class A common stock of ALC upon conversion of a share of Class B common stock of ALC;

•	holders of Extendicare Multiple Voting Shares will receive 1.075 Extendicare common shares for each Multiple Voting Share held;

•	Extendicare common shares received in the transaction can be exchanged for units of Extendicare Holding Partnership instead of units of Extendicare REIT; and

•	shareholders that validly exercise dissenters’ rights will receive cash instead of securities.
The Company respectfully submits that the issuance of shares of its Class A Common Stock and Class B Common Stock (collectively, the “Company Securities”) will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(10) thereof. The Company also notes that it has reviewed the views of the Staff set forth in Staff Legal Bulletin No. 3 (CF) dated October 20, 1999 (“SLB No. 3”), and the Company confirms that the conditions set forth in SLB No. 3 will be satisfied.

The conditions set forth in SLB No. 3, together with the facts relevant to the issuance of the Company Securities, are as follows:
•	The securities must be issued in exchange for securities, claims, or property interests; they can not be offered for cash.

The Company confirms that the Company Securities (together with other securities that will be exchanged for units of Extendicare REIT) will be issued solely in exchange for the existing Subordinate Voting Shares and Multiple Voting Shares of Extendicare. The Company Securities will not be offered for cash.

•	A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

The Company confirms that the Ontario Superior Court of Justice (Commercial List) (the “Court”) will hold a hearing (the “Hearing”) at which, among other things, the court will examine the fairness and reasonableness of the plan of arrangement pursuant to which the Company Securities will be issued (the “Arrangement”), both from a substantive and procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct. The Court is granted broad powers to review the Arrangement under Section 192 of the Canada Business Corporations Act.
•	The reviewing court or authorized governmental entity must:
•	find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and

•	be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.
In order to approve the Arrangement, the Company confirms that the Court must find that the terms and conditions of the Arrangement are fair to the shareholders of Extendicare. The Company also confirms that it will advise the Court before the Hearing that, if the Court approves the Arrangement, the Company Securities would not be registered under the Securities Act pursuant to Section 3(a)(10) thereof as a result of such approval.
•	The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

The Company confirms that the Court will hold the Hearing before issuing an order approving the Arrangement.

•	A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Company confirms that the Court is authorized by the Canada Business Corporations Act, including Section 192 thereof, to hold the Hearing.
•	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

The Company confirms that the Hearing will be open to all, including Extendicare shareholders and any other interested parties.
•	Adequate notice must be given to all those persons.

The Company confirms that notice of the Hearing will be set forth in a notice and management proxy circular that will be sent to all Extendicare shareholders entitled to vote and approve the Arrangement at least one month prior to the Hearing.
•	There cannot be any improper impediments to the appearance by those persons at the hearing.

The Company confirms that there will not be any improper impediments to the appearance of such persons at the Hearing.
The Staff also has issued a number of no-action letters specifically relating to the availability of the Section 3(a)(10) exemption under applicable Canadian law, including court approvals pursuant to Section 192 of the Canada Business Corporations Act. See, e.g., Canadian Pacific Limited (available August 15, 2001).

Because the issuance of the Company Securities will be exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof, Staff Legal Bulletin No. 4 (CF) dated September 16, 1997 is not applicable.
2.	Further, please provide a detailed analysis as to why the issuance of units in connection with the reorganization of Extendicare into an REIT is not required to be registered under the Securities Act. Include in the analysis citation to relevant statutory sections (including, for example Section 3(a)(10) of the Securities Act), regulations, no action letters, case law, staff guidance, releases, and/or publicly available telephone interpretations.

The Company respectfully submits that issuance of the units of Extendicare REIT will be exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof. The analysis with respect to the units of Extendicare REIT is identical to the discussion set forth in the Company’s response to Comment No. 1 above with respect to the Company Securities.
3.	According to disclosure on page F-32, after Extendicare contributes a Canadian denominated note receivable of Cdn $72.0 million to Assisted Living Concepts, you will have the option to convert that note into units of the Extendicare REIT. Please revise the information statement as follows:
•	disclose in the summary section on page 5, the questions and answers section on page 10, and in all other sections of the document where the

Cdn $72 million note is discussed, that the note is convertible at your option into units of the Extendicare REIT;
•	revise those risk factors pertaining to your ongoing relationship with Extendicare to clarify that the convertible note will allow you to potentially acquire a percentage of the REIT units of Extendicare and share in a portion of the earnings of Extendicare;

•	expand the MD&A section to include a summary of the business purpose of the initial Cdn $72 million capital contribution to Assisted Living Concepts and the subsequent loan of that amount back to Extendicare in exchange for a Cdn $72 million note receivable;

•	summarize the conversion terms of the note in MD&A, “Our Separation From and Relationship with Extendicare After the Exchange” (page 94), and “Description of Our Capital Stock” (page 106); and

•	revise MD&A and other relevant sections to clarify, based on the conversion terms of the note, the percentage of outstanding REIT units (on a when issued basis) you would be entitled to receive upon conversion of the note.
Based upon further development of the capital structures of each of the Company and Extendicare REIT, Extendicare has decided to remove the note from the capital structures of the two companies. Accordingly, the Company notes that all references to the note have been removed from Amendment No. 1.
4.	Please file the new employment contracts for your corporate officers and all agreements governing the separation from and relationship with Extendicare with the next amendments to your Form 10, or provide us with draft copies of those agreements when you file your response to this comment letter.

The Company has filed, as exhibits to Amendment No. 1, forms of the new employment agreements as well as the agreements relating to the Company’s separation from, and future relationships with, Extendicare. A current draft of the Arrangement Agreement will be supplementally provided to the Staff under separate cover.
5.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by AON Risk Consultants. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us that these documents are publicly available.

Pursuant to the Staff’s request, the Company will supplementally provide the Staff with a list of third party statements set forth in Amendment No. 1, cross-referencing each third party statement with the underlying factual support. The Company confirms that these documents are publicly available.
Letter to Shareholders
6.	Please revise the statement in the second paragraph that you “intend to enhance shareholder value” and other similar statements to clarify that you cannot provide any assurance in this regard.

The Company notes the Staff’s comment and has revised the disclosure in the letter to remove the reference to “enhancing shareholder value”. The Company also has reviewed the document for similar statements and confirms that no such other statements exist.
Cover Page
7.	Disclose that the Class B common stock will be convertible, at the option of the holder, into 1.075 shares of Class A common stock.

The Company has revised the disclosure on the cover page in response to the Staff’s comment.
Summary, page 2
8.	Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced, and accurate description of the most material aspects of your business plans and your prior operating history. Much of the disclosure you currently include is too detailed for the summary and is repeated verbatim in the business section. For example, consider eliminating or substantially reducing the extensive discussion of your business strengths and strategy, which is more appropriate for your business section. Also consider reducing the description of the company to a couple of paragraphs summarizing your business operations following the spin-off and plans for the future.

The Company has revised the disclosure on pages 1, 2 and 7 in response to the Staff’s comment.
Our Business, page 2
9.	Revise to clarify the significance of the term “private pay sources” in the first paragraph of this subsection.

The Company has revised the disclosure on page 1 in response to the Staff’s comment.

Our History, page 5
10.	Provide a brief description of the business and assets that Extendicare will retain after the spin-off. Also clarify the materiality of the holdings in Omnicare, BNN Investments Ltd., and MedX Corporation, and the business reasons for the transfer of those minority interest to you.

The Company has revised the disclosure on page 3 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the minority interests in these companies were transferred to the Company, rather than retained by Extendicare REIT, as these interests represent non-real estate assets that the Extendicare board determined were more appropriate for the Company, rather than Extendicare REIT. Extendicare REIT, however, will retain a one-third interest in Crown Life Insurance Company because of the regulatory complexity that would be involved in its transfer.
Summary of the Transactions, page 7
11.	In the third bullet point, identify the “certain holders” who may elect to receive units of Extendicare Holding Partnership in lieu of units of Extendicare REIT and the purpose of providing such an option.

The Company has revised the disclosure on page 4 in response to the Staff’s comment. The Company also has made similar changes on pages 6, 7 and 26.
Questions and Answers about ALC and the Exchange, page 9
12.	Revise the first bullet point to provide objective support for your statement that the separation will result in “strong balance sheets” for the two organizations, and ensure that you provide balanced disclosure about the companies’ financial conditions.

The Company has deleted the sentence referring to “strong balance sheets” in response to the Staff’s comment.
Risk Factors, page 14
General
13.	When discussing a risk, please quantify how current operations would be effected if the risk materialized, to the extent practicable. For example:
•	in the risk factor “Labor costs comprise a substantial portion of our operating expenses” (page 16), disclose the percentage of your certified nursing assistants that are temporary help;

•	in the risk factor “We self-insure a portion of our workers compensation, health and dental and certain other risks” (page 17),

disclose the costs incurred to self-insure your health and dental coverage and to insure against workers compensation risks;
•	in the risk factor “Costs associated with capital improvements could adversely affect our profitability” (page 22), disclose the amount of capital expenditures the company plans on incurring in the current fiscal year; and

•	in the risk factor “Our indebtedness and long-term leases could adversely affect our liquidity. . .” (page 23), quantify your anticipated debt service obligations following your separation from Extendicare.
These are merely examples. Please revise all of your risk factors to specifically clarify how current operations would be effected if an identified risk materialized.

The Company notes the Staff’s comment and has revised the disclosure on pages 13, 14, 19 and 20 in response to the specific comments of the Staff. In addition, the Company has endeavored to provide additional examples and quantification in other risk factors to the extent practicable.
“Failure to comply with environmental laws, including laws regarding the management of infectious medical waste...,” page 19
14.	If material, revise this risk factor to disclose the ongoing asbestos remediation obligation, as more fully discussed on page F-15.

The Company confirms that the risks associated with ongoing asbestos remediation are not material to the Company.
Conflicts of interest may arise between us and Extendicare..., page 24
15.	To assist investors in realizing the likelihood of the risk, please state what percentage of your board immediately following the spin-off will be comprised of directors that hold positions with Extendicare or own significant amounts of Extendicare’s securities. Please also state which of your executive offices will be held by individuals that hold positions with Extendicare or significant amount of Extendicare’s securities. In an appropriate location in the document, describe any corporate mechanisms that will be in place to resolve some of the conflicts mentioned in this risk factor, such as the presentation of business opportunities. If no corporate mechanism will exist to handle such conflicts of interest, this fact should also be disclosed.

The Company has revised the disclosure on pages 21 and 22 in response to the Staff’s comment.

“Substantial sales of our Class A common stock following the Exchange...,” page 26
16.	Disclose that in addition to all of the shares of Class A common stock that may be resold immediately in the public market, the holders of the Class B common stock also may convert those shares into 1.075 shares of Class A common stock and sell them into the open market.

The Company has revised the disclosure on page 23 in response to the Staff’s comment.
A significant stockholder will control the direction of our business, page 27
17.	Disclose that Mr. Hennigar, a member of the Jodrey family, is your chairman nominee.

The Company has revised the disclosure on page 23 in response to the Staff’s comment.
Unaudited Pro Forma Condensed Combined Financial Statement, page 36
18.	Please revise to include pro forma earnings per share information that gives effect to the “Separation” transaction and your new capital structure, pursuant to Rule 11-02(7) of Regulations S-X.

The Company has revised the disclosure on pages 33 and 34 in response to the Staff’s comment.
19.	Please omit the pro forma balance sheet as of December 31, 2005 on page 40. This presentation is not contemplated by Rule 11-02(c)(1) of Regulation S-X.

The Company has deleted the December 31, 2005 pro forma balance sheet (and related footnote disclosure) in response to the Staff’s comment.
20.	Refer to the second paragraph of page F-32, which indicates that your planned Cdn $72.0 million 10 year receivable from Extendicare will be convertible into equity units of Extendicare REIT at your option. Disclose how you plan to account for your investment in this financial instrument. Disclose management’s intentions regarding the conversion of this instrument and include additional pro forma information giving effect to the range of possible results due to the possibility that Assisted Living Concepts may convert this instrument. See Rule 11-02(b)(8) of Regulation S-X.

As discussed in the Company’s response to Comment No. 3 above, references to the note have been removed from Amendment No. 1.
21.	We note in the last paragraph of page F-10 that the approval of local planning commissions is necessary before Assisted Living Concepts can acquire the 15 remaining facilities from Extendicare. It appears you should reflect a $44.9 million liability in your pro forma balance sheet if approval by the commissions is assured. Otherwise, it appears you should remove the carrying value of the facilities from your pro forma balance sheet and give effect to the range of possible results in your pro forma data, pursuant to Rule 11-02(b)(8) of Regulation S-X.
As noted on Page F-32, the transfer of the 29 facilities (including the 15 facilities requiring planning approval) has been (i) recorded at a net book value of $60.8 million and (ii) reflected as an equity contribution by EHSI into the Company.

The Company is confident that planning consent will be received so that the remaining 15 facilities will be transferred to the Company following the subdivision of these properties between the assisted living facilities and skilled nursing facilities that currently exist on the properties.

If EHSI has not obtained approval to subdivide the remaining properties immediately prior to the separation, the Company will purchase all but the land component of the 15 properties for an aggregate amount of $42.3 million. For the land component of the property, EHSI will make a capital contribution to the Company in an amount equal to the purchase price of the land, $2.6 million, and the Company will subsequently loan this amount back to EHSI in exchange for a note. Upon receipt of approval, EHSI will repay the amount due on the note and the Company will pay EHSI the land value of the property.

Therefore, we do not believe any changes are required in the pro forma balance sheet or the notes thereto. The Company has revised the disclosure on pages 3, 40, 97 and F-31 to reflect the aforementioned changes.
22.	We note Assisted Living Concepts insures general and professional liability risks with Laurier Indemnity Company Ltd, an affiliate insurance subsidiary of Extendicare. Disclose whether or not Assisted Living Concepts will continue to obtain the same insurance coverage at the same price from Laurier or other unrelated insurers and advise us. It appears it may be necessary to give pro forma effect to the cost of obtaining insurance. Also, it is not clear if Laurier will continue to be responsible for losses incurred in periods prior to the separation transaction, including incurred but not reported losses. If your subsidiary Pearson Indemnity Company, Ltd will be assuming any losses from Laurier Indemnity Company Ltd, you should clearly disclose this and give effect to it in your pro forma balance sheet.

The Company has revised the disclosure on page F-21 in response to the Staff’s comment. The Company currently insures for general and professional liability risks through Laurier, with levels of coverage and self-insured retention levels that the Company believes are adequate based upon the nature of the risk, historical experience and industry standards. Laurier, however, also has re-insured for significant or catastrophic risks up to a specified level through a third party whose policy expires on January 31, 2008 and covers both EHSI and the Company.
Laurier will continue to be responsible for losses incurred prior to the separation, including losses incurred but not reported to Laurier. At this point in time, the Company does not plan to change the level of coverage or retention levels and does not anticipate any significant changes in the premiums.

Pearson has been established to replace Laurier in providing coverage and insurance formerly provided by Laurier, and through Laurier, will be re-insured for significant or catastrophic risks up to a specified level until January 31, 2008.

Therefore, there is no impact to the pro forma financial statements for general and professional liability.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
General
23.	Expand your discussion of results of operations and capital resources to address the uncertainties surrounding whether or not you plan to convert the Cdn $72.0 million convertible note that you will receive as part of the planned separation from Extendicare. See Item 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K.

As discussed in the Company’s response to Comment No. 3 above, references to the note have been removed from Amendment No. 1.
24.	Similarly, if material, expand your discussion of results of operations and capital resources to address any uncertainties concerning possible future adjustments to receivables and revenues in connection with contractual provisions with third party payors. See Item 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K. Otherwise, please advise.

The Company supplementally advises the Staff that the Company’s primary third party payor is Medicaid, which is jointly financed by the federal and state governments. Medicaid accommodation and service fees are determined in advance of a resident moving into a facility and, as such, the Company is not subject to subsequent contractual adjustments as a result of cost reporting or any form of financial governmental cost audit. Medicaid does recognize in its rate structure that care needs fluctuate amongst its participants and compensates for higher levels of care based on state assessment forms, which are prepared by the Company’s clinicians. States also reserve the right to audit these forms and, to the extent that a state determines that an assessment is overstated or understated, the state will pay for additional levels of care or will recoup funding in situations that are believed to be over-assessed. Since these variables are unknown, the

Company records adjustments to its revenues as they become known. The Company is, however, subject to potential Medicaid funding decreases as described in the “Risk Factors” section of the Information Statement.
25.	We note Assisted Living Concepts has a working capital deficit as of March 31, 2006, on both an historic and a pro forma basis. Alert investors to this circumstance and discuss in MD&A the Company’s ability to meet its current obligations and fund its operations.

The Company has revised the disclosure on pages 56 and 57 in response to the Staff’s comment.
26.	Please revise to provide quantitative and qualitative market risk disclosures about your exposure to changes in the fair value of debt instruments and interest rate risk. See Item 305(a) of Regulation S-K and provide separate quantified disclosure, to the extent material, for each market risk disclosure category. Select from one of the three disclosure alternatives provided in Item 305(a). If the exposure is not material, see General Instruction 5B to Paragraphs 305(a) and 305(b) and demonstrate to us how you assessed your risk for each category of market risk for your fixed rate debt.

The Company has revised the disclosure on page 65 in response to the Staff’s comment.
Basis of Presentation of Historical Combined Financial Statements, page 45
27.	We note that your financial statements reflect the transfer of assisted living facilities currently operated by Extendicare. On page F-10, however, you disclose that you need to obtain the approval of a local planning commission before you can acquire 15 remaining facilities from Extendicare. Indicate whether or not approval by the commission is assured; if not, it appears that your transaction is structured so that significantly different results may occur. Please revise MD&A to discuss the uncertainties arising from your accounting for those asset transfers as though they were already completed. Disclose when you anticipate receiving approval and completing the acquisition of the remaining properties, and address your plans in the event you do not receive approval. Further, clarify how the assumptions regarding the asset transfers impacted your financial condition.

As discussed in the Company’s response to Comment No. 21 above, the failure to obtain planning commission approval with respect to any or all of the facilities would not be material to the Company.
Business Overview, page 47
28.	The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition

and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as:
•	how the “additional costs of being a publicly listed company” (page 37) will impact your company in the future;

•	the financial impact of the costs you expect to incur as a result of operating as an independent company separate from Extendicare, such as any increased costs associated with reduced economies of scale or developing your own administrative functions that Extendicare will provide for only a limited period of time, any financial commitments you will have to Extendicare in connection with the separation agreement, etc.; and

•	the costs associated with your expansion plans, including through acquisitions and building additional capacity.
The Company has revised the disclosure on pages 38, 39, 43 and 44 in response to the Staff’s comment.
EBITDA and EBITDAR, page 50
27.	Since your measures identified as “EBITDA” and “EBITDAR” are apparently measures of operating performance, note that it is generally not appropriate to exclude “non-cash” and certain “gains and losses, including disposal of assets and impairment of long-lived assets and loss on refinancing and retirement of debt and rent expenses incurred for leased assisted living properties” since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. If you continue to present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosure explaining why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.
The Company respectfully submits that it strongly believes that a presentation of EBITDA and EBITDAR is important and that the presentation of such non-GAAP financial measures complies with Item 10 of Regulation S-K. In addition, the Company has supplemented its disclosure on page 44 in response to the Staff’s comment.
Liquidity and Capital Resources, page 62
Debt Instruments, page 64
28.	File the note and loan agreements discussed in this subsection as exhibits to the registration statement and provide summaries of any additional material terms, such as financial covenants, ratios and events of default. In particular, note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent. Please do the same for the new line of credit once you have entered into the credit facility.

The Company notes the Staff’s comments and supplementally advises the Staff that the notes and loan agreements discussed on pages 59 and 60 are ordinary property-level financings that do not impose financial covenants or other significant restrictions that would limit the Company’s ability to incur other indebtedness. Because of the immaterial nature of these notes and loan agreements, the Company has not filed the documents relating thereto as exhibits. With respect to the Company’s new credit facility, following negotiation and execution of the documents relating to the new credit facility, the Company will provide a more detailed description in a subsequent amendment to the Registration Statement and will file the controlling agreements relating thereto as exhibits to such subsequent amendment.
Future Liquidity and Capital Resources, page 67
29.	Revise to clarify whether your cash from operations, sources of liquidity, and borrowings will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. Please also provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

The Company has revised the disclosure on page 61 in response to the Staff’s comment.
30.	Clarify in the first paragraph whether you intend to borrow under the credit facility to fund the $44.9 million payable to Extendicare for the remaining 15 assisted living properties and, if not, disclose the anticipated source of funds.

As discussed in the Company’s response to Comment No. 21 above, the transfer of the remaining facilities will not result in any additional cash expenditure by the Company.
Contractual Obligations, page 68
31.	It does not appear that the contractual obligations table includes interest payments on debt. Please either explain why the table excludes the anticipated interest payments or revise the table to include interest payments.

The Company has revised the disclosure on page 62 in response to the Staff’s comment.
Our Separation from and Relationship with Extendicare after the Exchange, page 94
32.	State the expected period of time during which Extendicare will provide the transition services for you. Disclose the amounts you are required to pay to Extendicare in exchange for these services and any other financial commitments you will have to Extendicare in connection with the separation. Also provide a fuller description of the “purchasing services” that Extendicare will provide. In addition, indicate whether there are any key services that Extendicare will no longer provide following the separation.

The Company has revised the disclosure on pages 96 and 97 (i) in response to the Staff’s comment and (ii) as a result of additional clarification of the scope of the transitional services since the initial filing of the Registration Statement.
Security Ownership of Certain Beneficial Owners and Management, page 99
33.	Reflect in the table the Class A shares that the Class B shareholders will be deemed to beneficially own since the Class B shares will be convertible immediately following the spin-off.

The Company has revised the disclosure on pages 98 and 99 in response to the Staff’s comment by providing the information in Footnote 2 to the table.
34.	To the extent not widely held, identify by footnote the natural person(s) with voting and/or investment control over the shares held by the entities listed in the table, such as Clearwater Capital Management Inc.

The Company has revised the disclosure with respect to Clearwater on page 99 in response to the Staff’s comment by providing the information in Footnote 4 to the table. This information was derived from information provided by Clearwater as a result of the Staff’s comment. With respect to the other entities, the information set forth in the table has been derived from the appropriate Schedule 13G or applicable Canadian filings for such entities.
35.	We note that you did not list Mr. Hennigar as beneficial owner of the shares held by Scotia Investments Limited despite the footnote disclosure that he is a member of the Jodrey family. Advise us why you believe Mr. Hennigar may not be deemed to beneficially own the shares of common stock owned by Scotia Investments Limited pursuant to Rule 13d-3.

The Company has revised the disclosure on page 99 to provide further information concerning Mr. Hennigar’s association with Scotia Investments Limited. The Company respectfully submits that Mr. Hennigar does not have the power to vote or dispose, or to direct the voting or disposition of, the Company Securities to be owned by Scotia Investments Limited.
Financial Statements
Notes to Combined Financial Statements
2. ALC Separation Transaction
b) Transactions in 2006 Prior to ALC Separation Transaction, page F-10
36.	Please clarify in the last paragraph on page F-10 how you accounted for the purchase of the 14 assisted living facilities and how you will account for the purchase of the remaining 15 facilities, and advise us.

The Company has revised the disclosure on pages F-8 and F-9 in response to the Staff’s comment. In addition, please see the Company’s response to Comment No. 21 above.
c) Basis of Presentation of ALC Combined Financial Statements, page F-11
37.	Refer to the first sentence of the third full paragraph on page F-12, which indicates that you have used estimates to allocate certain costs incurred by your parent company, Extendicare, for your benefit. See the guidance in interpretive response 2 of SAB Topic 1B1 and expand this disclosure to include a more complete description of your methods for allocating charges incurred by your parent company to Assisted Living Concepts. Include management’s assertion that the allocation methods used are reasonable.

The Company has revised the disclosure on page F-10 in response to the Staff’s comment.

38.	Further, since transactions between related parties are not arm’s length, this footnote disclosure should be expanded, if practical, to include disclosure of management’s estimates of what these expenses would have been on a stand alone basis. Otherwise, please advise.

The Company has revised the disclosure on page F-10 in response to the Staff’s comment.
i) Revenue Recognition, page F-15
39.	Address in your revenue recognition policy disclosure how you account for third party contractual adjustments and discounts.

The Company respectfully refers the Staff to its response to Comment No. 24 above.
11. Accrual for Self-Insured General and Professional Liabilities, page F-23
40.	Disclose the type of coverage obtained from Laurier Indemnity Company, Ltd (i.e. incurrence based or claims made) and the amount of coverage obtained for each insured risk. We note the amount of premiums paid to Laurier Indemnity Company, Ltd is disclosed in Note 13. Consistent with SAB Topic 1:B.1, disclose how the premiums were determined, provide management’s assertion that this methodology is reasonable, and if practicable, your estimate of what the expense would have been on a stand alone basis.

The Company has revised the disclosure on page F-21 in response to the Staff’s comment. The Company supplementally advises the Staff that it is currently negotiating with its insurance carrier regarding the provision of coverage to the Company on a stand alone basis. Upon resolution of these negotiations, the Company may have additional disclosure for future amendments to the Registration Statement.
41.	Quantify here or in Note 15 Assisted Living Concepts’ exposure to loss as a result of self insuring certain risks.

The Company has clarified the coverage in Note 11 on page F-21 to disclose the type of coverage provided by Laurier and third party insurers, as well as how premiums were determined between the Company and Laurier. At this point in time, the Company believes that there will be no change to its current cost of insurance prior to or after the spin under the existing Laurier and re-insurance policy in place.

19. Subsequent Events
(d) Transfer of Cash, Share Investments and Notes Prior to ALC Separation, page F-32
42.	Please disclose the conversion terms of the 10-year Cdn $72 million note and the voting percentage in Extendicare REIT Assisted Living Concepts would hold upon conversion, and advise us.

As discussed in the Company’s response to Comment No. 3 above, references to the note have been removed from Amendment No. 1.
Schedules
43.	Include the information required by Rule 12-09 of Regulation S-X.

The Company has included Schedule 12-09 in Amendment No. 1.

     The Company believes that the information contained in this letter, and the revised disclosures contained in Amendment No. 1, are responsive to the Staff’s comments in the Comment Letter.
* * *
     In addition, the Company hereby acknowledges that:
1.	it is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     Please call Erik Tavzel at (212) 474-1796 if you have any questions regarding this submission. Thank you for your consideration of these filings.
Very truly yours,
/s/ Laurie A. Bebo
Laurie A. Bebo
President and
Chief Operating Officer
cc: (with encls.)
Derek B. Swanson
Joseph Kempf
Robert Littlepage
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Erik R. Tavzel, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019